

January 8, 2015

Via E-mail
Mr. Daniel Greenberg, CEO
Electro Rent Corporation
6060 Sepulveda Boulevard
Van Nuys, California 91411-2512

> **RE:** **Electro Rent Corporation**
> **May 31, 2014 Form 10-K filed August 12, 2014**
> **Schedule 14A filed September 10, 2014**
> **File No. 0-09061**

Dear Mr. Greenberg:

We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response. After reviewing the information you provide in response to the comments we may have additional comments.

Schedule 14A, page 10

In future filings, for both annual and long-term incentive compensation, please describe how you decided individual payout amounts, including corporate and individual goals, targets and objectives. Please refer to Item 402(b)(1)(iv) and (v) and 402(b)(2)(vi) and (vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Korvin at (202) 551- 3236 or Craig Slivka at (202) 551-3729 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief